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                                                                    EXHIBIT 20.5
FOR IMMEDIATE RELEASE

                     AES ANNOUNCES RECORD EARNINGS FOR 1996

                 AES Increases Offer to AES Chigen Shareholders

ARLINGTON, VA, JANUARY 30, 1997 -- The AES Corporation (NYSE: AES) announced today that net income increased for the twelfth consecutive year to a record $125 million, or $1.62 per share for the year ended December 31, 1996. This is up 17% from a net income of $107 million for 1995. Revenues increased 23% to $835 million from $679 million for 1995 while income before taxes increased 13% to $185 million.

For the fourth quarter of 1996, net income was $36 million or $0.46 per share, up 29% over the same quarter in 1995.

Dennis W. Bakke, Co-Founder, President and Chief Executive Officer of AES, commented, "The earnings performance was a great way to celebrate our 15th year in business. Our existing operations performed very well and new business development was extraordinary. Starting 1997 with a winning bid for the 484 MW Merida III combined cycle project in Mexico was also gratifying."

Roger W. Sant, Co-Founder and Chairman of AES stated, "We took giant steps in 1996 toward our goal of being the leading global power company. AES people are well positioned around the world to respond to new market opportunities that seem to open daily. The ownership that has been demonstrated by our talented people has been outstanding."

1996 was an extraordinary development year for AES. Milestones include the following:

In October, AES started the construction of a 230 MW gas-fired combined cycle plant in Barry, South Wales, United Kingdom.

In September, AES Chigen funded a 42 MW natural-gas-fired simple-cycle gas turbine facility in Chengdu City, Sichuan Province, China.

In August, AES and a partner acquired the 4000 MW Ekibastuz GRES-1 coal-fired power station in Kazakstan.

In August, AES Chigen funded Wuhu Zhaoda, a 250 MW coal-fired facility under construction in Anhui Province, China.

In July, AES acquired three power plants totaling 1,281 MW and a coal mine through the purchase of an 81% share of Tisza Eromu Rt., an electricity generation company in Hungary.

In July, AES won a bid to supply electricity from a new, greenfield 288 MW simple cycle, gas turbine power station in Townsville, Queensland, Australia.

In May, AES, along with three partners completed the purchase of a controlling interest in Light, the 3,800 MW integrated electric utility that serves Rio de Janeiro, Brazil, which includes 800 MW of generating capacity at four hydroelectric facilities.

In April, AES Chigen funded Jiaozuo Wan Fang, a 250 MW coal-fired facility which is under construction and located in Henan Province, China.

In April, AES reached agreement to acquire a site in northern Poland, which included the exclusive right to negotiate a power sales agreement for a natural-gas-fired project. This step was the result of a competitive solicitation in 1995.

In March, AES purchased AES San Juan, a hydro-thermal company in Argentina that consists of the 45 MW Ullum hydro facility and the 33 MW Sarmiento thermal plant.

In January, AES closed the financing of the 337 MW PakGen oil-fired plant in Pakistan.

There was also strong progress in the development of projects that did not reach financial closure during 1996. This group was led by the $650 million coal-fired facility in Puerto Rico, the $1.8 billion coal-fired Yangcheng facility in China and the $75 million simple cycle Mt. Stuart facility in Australia.

Construction proceeded on schedule at the two 337 MW facilities in Pakistan (AES Lal Pir and AES Pak Gen), the 180 MW coal-fired AES Warrior Run facility in Maryland, the 11 MW El Tunal hydro facility in Argentina, and three facilities with a total capacity of 358 MW in China.

AES also announced today that it was increasing its offer to the Class A shareholders of AES China Generating Co. Ltd. by removing the possibility of a downward adjustment to the 0.29 exchange ratio in the proposed amalgamation of AES Chigen with a subsidiary of AES in the event that the price for AES's common stock trades above $50 per share. Mr. Bakke commented, "We continue to feel that a ratio of 0.29 of a share of AES common stock for each share of Class A common stock of AES Chigen is a fair deal for both companies. Since the announcement of the AES-AES Chigen merger, AES's stock price has risen appreciably, and we have decided to remove the requirement that the ratio be adjusted downwards. The Class A shareholders now have the possibility of receiving more than $14.50 per share. We look forward to the upcoming shareholder vote and a merger of the two companies."

AES currently owns or has an interest in thirty three power facilities totaling over 11,000 megawatts in the United States, Argentina, Brazil, Pakistan, Hungary, Kazakstan, China and the United Kingdom. In addition to having assets of $3.7 billion, the Company has more than $5 billion of projects in construction or late stages of development. AES is dedicated to providing electricity worldwide in a socially responsible way.

For more general information visit our web site at www.aesc.com or contact investor relations at investing@aesc.com